UNION DENTAL HOLDINGS, INC.
                                  [Letterhead]




                                                    October 24,  2008

Securities and Exchange Commission
Washington, D.C.  20549

RE: Union Dental Holdings Inc.
    Form 10-Q for the Fiscal Quarter Ended
    March 31, 2008
    Filed May 14, 2008
    File No.  000-32563



Dear Sir/Madam:


     The following responses are filed in connection with the Commission's comment letter dated October 17, 2008.

1. With respect to comment no. 1 regarding the Company's controls and procedures we note:

     Management has re-evaluated its conclusions regarding the effectiveness of the Company's disclosure controls and procedures. In furtherance thereof we have disclosed that management has concluded that there are deficiencies in internal control over financial reporting. As a result, our disclosure controls and procedures were not effective as of March 31, 2008.

     Management has determined that our internal audit functions are deficient due to insufficient qualified resources to perform internal audit functions.

     Additionally, management determined that the lack of an Audit Committee of the board of directors has also contributed to insufficient oversight of our accounting and audit functions and we do not employ any accounting personnel and we use an independent accountant to compile our books and records.


2.   With respect to comment no. 2 regarding remedial measures:

     We have also disclosed in our amended report the remedial steps that we have and will take to remedy these deficiencies. We believe that the most important step will be the hiring of a chief financial officer. Until then, we will rely on outside consultants with knowledge of Sarbanes-Oxley compliance matters.


3.   With respect to comment no. 3 regarding other filings we have made with the
     Commission:

     We will undertake to review such filings and amend said filings where necessary.


     Should you have further questions, please do not hesitate to contact the undersigned.



                                                    Very truly yours,

                                                    /s/ George Green
                                                    George Green, CEO